UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date of Report: June 12, 2017
Commission File Number: 001-37959

trivago N.V.
(Exact Name of Registrant as Specified in Its Charter)

Bennigsen-Platz 1
40474 Düsseldorf
Federal Republic of Germany
+49 211 54065110
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On June 12, 2017, trivago N.V. and trivago GmbH filed a draft joint merger plan and certain ancillary information with the German commercial register to initiate the process to merge trivago GmbH into and with trivago N.V. (the “Merger”). The merger plan has not been executed by the parties thereto. After such execution, the Merger will be further subject to the approval of the shareholders of trivago GmbH as well as the carrying out of various other steps required under applicable German and Dutch law. We have previously stated that, absent a German tax ruling confirming the tax neutrality of the Merger to trivago GmbH, we are unlikely to consummate the Merger. We have not yet received a German tax ruling in this respect. For details of the Merger and the various risks and uncertainties around our plans in connection therewith, refer to our annual report on Form 20-F for the year ended December 31, 2016, Item 4C, and other relevant disclosures included therein.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

trivago N.V.

Date: June 12, 2017	By:	/s/ Axel Hefer
Axel Hefer
(Chief Financial Officer)